INVEST IN TEMPLE I

Own real estate for $100



TEMPLE II
TEMPLE I
NYCE'S TEMPLE I:
OWN REAL ESTATE FOR $100
BUSINESS INSIDER
Entrepreneur
CNBC
Forbes
yahoo! finance

techmansion.co New York NY

Minority Founder Real Estate

LEAD INVESTOR

Sheryl Chapman

One thing I am sure of, real estate has exceptional growth potential. I am attracted to the NYCE mission. Founders Philip Michael and Martin Braithwaite are goal-focused and have a comprehensive vision of the work and its trajectory. I decided to invest because, in my career, I love the process of caring for and encouraging the growth and development of someone or something. I believe the NYCE team is well positioned to create 100,000 new millionaires by 2030.

Invested $1,000 this round

Highlights

1. Coliving/tech incubator for Temple U entrepreneurs 🦄
2. 100% occupancy w/ 4 master leases 🤝
3. Seen on CNBC, Yahoo Finance, Forbes and more ✅
4. $21,250/month gross income ($255K annualized) 💰
5. 150% valuation increase since 2020 📈
6. Scheduled for live trading in 2023 via ATS (not guaranteed) 📲
7. Phase 1 of "Silicon Valley" inspired community 🤖

Our Team



Philip Michael CEO, NYCE

As head of NYCE, Philip's led NYCE to a record-setting raise, built the NYCE app, while adding $211M in AUM during a pandemic. Has 152K followers on Instagram.

Millennial minorities have inherited the worst economic conditions in history: Trillions in debt and a racial wealth gap that will take 228 years to close. We want to solve that by creating 100K millionaires through real estate ownership, financial literacy and community. Think of a "Goldman Sachs" for the 99% vs. 1%. 💥



Nat Remy Head of Community, NYCE



Nat is the dynamic operational machine that oversees the daily workflow of NYCE and its assets, including our investor/member community, experience and strategic partnerships.



Outpost Club Manager

Outpost Club manages coliving spaces in like-minded communities with no set-up hassle. At TEMPLE I, the Outpost Club team manages the the property, leasing, community engagement and operations.

The Project

This is an opportunity to invest in NYCE's TEMPLE I aka "The Tech Mansion," our smart-tech powered coliving/accelerator in our Philicon Square tech community by Temple University.

(We recently closed **TEMPLE II**, the third record-setting sellout for NYCE.)



Built in 2021, this 17-bed/coliving unit property is currently leased out, cash-flowing and operated by Outpost Club, a premier New York/Philly-based coliving management company.

The complex is an official housing partner of Temple University's Fox Business School, ensuring a healthy pipeline of tenant inflow. (And tons of press.)



IN THE NEWS...
PHILADELPHIA BUSINESS JOURNAL
RESIDENTIAL REAL ESTATE
NY firm with crowdfunding model opens first phase of 'Philicon Valley' development near Temple
The Inquirer
Across the corner of 11th Street and Susquehanna Avenue from the back of Temple's practice field, Braithwaite and his uncle, Philip Michael, are co-investors in a residential building that's designed to be a home for young professionals of color who want to get into the tech industry.
A tech and entrepreneurial-minded 'hacker house' near Temple will soon welcome students
Real estate fintech startup NYCE is behind development of Temple I and Temple II, tech and startup-oriented housing options for students. There's space for working, living and events.
Forbes
New Barcelona Signing Martin Braithwaite And His Uncle Just Broke Ground On Smart Home Project In Philadelphia
Jason Pettigrove

Philicon Square: A Silicon Valley-inspired neighborhood

TEMPLE I is Phase 1 of a three-phase 105-unit co-living development by Temple University.

Powered by Temple University's Fox Business School, resident members live and work, participate in workshops and mentoring and get to win **cash prizes and pitch investors.**

Inspired by Silicon Valley, we're building a "hustler's haven" tech district for students, creators and entrepreneurs to build the next unicorn.

(Note: Read more about the Hacker House concept in the attached deck.)





Temple U rental market: Record applications, enrollments & rents



At our current rates, there's still upside to raise rents as the Coliving concept matures and the TEMPLE II complex gets built.

CHART WITH OUR RENTS VS. MARKET



THE INVESTMENT OFFERING:



If and when the SAFE converts to equity, investors may receive dividends according to ownership percentage.

This means that in the event the property appraises at a hypothetical $2.7M valuation in 2023 your SAFE would convert at a valuation of $2.47M (at a 5%

valuation in 2023 your SAFE would convert at a valuation of $2.47M (at a 5% discount on the valuation cap of $2.6M). However this discount is reserved only for investors investing in the early bird period (first $200k).

These are the projections based on the average rent per bed of Diamond Green, our nearest comparable property, **built in 2012** (vs. 2021 for TEMPLE).

Per the projections, TEMPLE I would secure a $2.83M valuation in 2023 (not guaranteed).

TEMPLE I — 2023 FINANCIALS			
PROPERTY ADDRESS: 2200-2202 N. 11TH ST			
INCOME			
	BEDS	RENT PER BED	MONTHLY
Gross Rental Income	17	$1,175	$19,975
Vacancy (5%)			-$999
NET RENTAL INCOME			**$18,976**
EXPENSES			
		EXPENSE PER BED	MONTHLY
Marketing		$12	$200
Internet, TV & WiFi		$15	$260
Trash		$16	$275
Cleaning		$29	$500
Water/Sewer		$14	$238
Electric		$7	$119
Landscaping		$3	$50
Taxes		$72	$1,222
Insurance		$25	$431
Property Management			$1,518
TOTAL EXPENSES			**$4,812**
NET OPERATING INCOME			**$14,164**
ANNUALIZED NOI			**$169,966**
EXPENSES % OF REVENUES			**25%**
STABILIZED VALUE AT 6% CAP RATE			**$2,832,774**

Forward-looking projections cannot be guaranteed.

EXIT STRATEGY: POTENTIAL LIVE TRADING VIA ATS

You'll be eligible to potentially trade your investment via ATS, just like you trade Amazon on Robinhood. As the SAFE converts to equity, investors might receive dividends according to ownership percentage.


NYCE APP
REIFY.
Build your real estate portfolio for $100.
Invest in TMPL I Stocks
$100
TMPL I
$360,000.00
You own $1200.
TRIBE Community